UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2024

Commission File Number: 001-37710

HUTCHMED (CHINA) LIMITED

(Translation of registrant’s name into English)

48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ⌧             Form 40-F  ◻

HUTCHMED (CHINA) LIMITED

Form 6-K

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press release relating to initiation of Phase II/III trial of the combination of surufatinib and camrelizumab for treatment-naïve pancreatic ductal adenocarcinoma in collaboration with Hengrui
Exhibit 99.2	Press release relating to initiation of the RAPHAEL registrational Phase III trial of HMPL-306 for patients with IDH1- and/or IDH2-mutated relapsed/refractory acute myeloid leukemia in China

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUTCHMED (CHINA) LIMITED

By:	/s/ Johnny Cheng
Name:	Johnny Cheng
Title:	Chief Financial Officer

Date: May 14, 2024